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                             January 4, 2023

       Hiroyuki Sugimoto
       Chairman and Chief Executive Officer
       SYLA Technologies Co., Ltd.
       Ebisu Prime Square Tower 7F, 1-1-39
       Hiroo, Shibuya-ku, Tokyo, Japan

                                                        Re: SYLA Technologies
Co., Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 15,
2022
                                                            File No. 333-268420

       Dear Hiroyuki Sugimoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed December 15, 2022

       Description of Businsess, page 82

   1. We note your revised disclosure regarding your AI switch system in response to our prior comment 2. Please
provide further details of your AI switch system by explaining how the system operates and
the services provided by your AI switch system. Your response should address the
following:

                                                              Tell us how the
AI switch system collects cryptocurrency market information and where does it
collect it from.
                                                              Tell us how
customers are notified which coins were most profitable in the past 24 hours, how often
they are notified and if this is the only information provided to your
 Hiroyuki Sugimoto
FirstName  LastNameHiroyuki
SYLA Technologies  Co., Ltd. Sugimoto
Comapany
January    NameSYLA Technologies Co., Ltd.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
              customers.
                Tell us how your customers access the AI switch system.
                Clarify whether the AI switch system is a separate service from your mining machine operation and management services and if it is only available to customers that purchase mining machines or mining machine operation and management services.
                Tell us how you are compensated for AI switch system services, including whether it is a flat or variable fee.
                Tell us how you account for the revenues earned from your AI switch system.
                Tell us where this is accounted for in the financial statements and where it is discussed in the footnotes.
Note 2 - Summary of Significant Accounting Policies
(n) Revenue Recognition, page F-47

2. We note your response to our prior comment 3. Specifically, we note that you only provide an "environment" whereby the company's customers can mine. Please address the following questions related to the mining machine operations and management services:

                Tell us how the customer's actually mine for crypto currency on the computers you sell/rent which stay in your possession. Provide us a step-by-step process as to how the mining is initiated and completed.
                Tell us who sets up the computers with the mining software and who configures the computers for mining.
                Tell us how your customers gain access to the computers for mining and explain how they are able to make decisions about what and when to mine.
                Tell us who operates the system that allows the customers to gain access to their mining equipment and explain how customers pay for that access.
                Tell us the nature of your actual "maintenance" of the mining machines.
                In your response to our prior comment 3 you state that    the
customers of the
              Company perform mining on an individual basis, by joining different mining pools.
              Please tell us the entity or entities that manage these mining pools. Additionally, please tell us the entity or entities that cultivate the list of mining pools that are made available to customers for investment.
3. We note your response to our prior comment 4 stating you only provide an environment for the mining machines to operate continuously throughout the period to your customers.
         Given that your only service is to provide space to the customer, tell us why it is preferable for a customer to pay for your services rather than hold possession of their own computer and mine on their own. Tell us the nature of your customers and whether they are individuals or companies.
General

4. We note your revised disclosure specifying your role in the crypto mining space. With a view toward better understanding this role, please supplementally provide us with the
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
January 4, 2023
Page 3
      form of your mining machine operations and management service agreement, or a sample copy of such agreement currently in effect.
       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameHiroyuki Sugimoto
                                                          Division of
Corporation Finance
Comapany NameSYLA Technologies Co., Ltd.
                                                          Office of Real Estate
& Construction
January 4, 2023 Page 3
cc:       Craig D. Linder, Esq.
FirstName LastName